Exhibit 99.1

Sundial Growers to Announce Third Quarter 2020 Financial Results on November 11, 2020

CALGARY, AB, Oct. 29, 2020 /CNW/ - Sundial Growers (Nasdaq: SNDL) ("Sundial") announced today that it will release its financial results for the third quarter ended September 30, 2020 after market close on November 11, 2020.

Following the release of its third quarter financial results, Sundial will host a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on November 12, 2020.

CONFERENCE CALL ACCESS

Callers may access the conference call via the following phone numbers:
Canada/USA Toll Free: 1-800-319-4610
International Toll: +1-604-638-5340
UK Toll Free: 0808-101-2791
Callers should dial in 5-10 minutes prior to the scheduled start time.

WEBCAST

To access the live webcast of the call, please visit the following link: http://services.choruscall.ca/links/sundialgrowers20201112.html

REPLAY

A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 5547 #
The webcast archive will be available for three months via the link provided above.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2020/29/c0983.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:30e 29-OCT-20